                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                                Commission File Number 000-25315
                                                                       ---------
(Check One)
[X]Form 10-K      [ ]Form 20-F     [ ]Form 11-K    [ ]Form 10-Q    [ ]Form N-SAR

                 For Period Ended: December 31, 2000
                                   -------------------------------
[  ]     Transition Report on Form 10-K
[  ]     Transition Report on Form 20-F
[  ]     Transition Report on Form 11-K
[  ]     Transition Report on Form 10-Q
[  ]     Transition Report on Form N-SAR
         For the Transition Period Ended:
                                                  ---------------------------

--------------------------------------------------------------------------------
   Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

--------------------------------------------------------------------------------
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

--------------------------------------------------------------------------------

                        PART I -- REGISTRANT INFORMATION

   Sagent Technology, Inc.
--------------------------------------------------------------------------------
Full Name of Registrant


--------------------------------------------------------------------------------
Former Name if Applicable

   800 W. El Camino Real, Suite 300
--------------------------------------------------------------------------------
Address of Principal Executive Office (STREET AND NUMBER)

  Mountain View, CA 94040
--------------------------------------------------------------------------------
City, State and Zip Code


                       PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

 [X]     (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 [X]     (b)     The subject annual report, semi-annual report, transition
                 report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 [X]     (c)     The accountant's statement or other exhibit required by Rule
                 12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period. (Attach Extra Sheets if Needed)

On March 31, 2001, the registrant determined that it would fall short of expected revenues for the fiscal quarter ending on such date. Due to this unexpected shortfall, the registrant determined that it required additional time to complete its Annual Report on Form 10-K to revise its disclosure with respect to liquidity and capital resources, subsequent events, and other matters set forth in the report.

                          PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

               David Eliff                  650                 815-3100
         --------------------------     -----------        ------------------
                  (Name)                (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no identify report(s).

         ------------------------------------------------------  [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

         ------------------------------------------------------  [ ] Yes  [X] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

--------------------------------------------------------------------------------

                            Sagent Technology, Inc.
             ------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date        April 2, 2001              By /s/ David Eliff
    -----------------------------      ----------------------------------------
                                        David Eliff
                                        Executive Vice President and Chief
                                        Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the persons signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
------------------------------------------------------------------------------
  Intentional misstatements or omissions of fact constitute Federal Criminal
                       Violations (See 18 U.S.C. 1001).
------------------------------------------------------------------------------

                                                 (Attach Extra Sheets If Needed)